Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Swift Transportation Company:

We consent to the use of our reports dated February 27, 2012, with respect to the consolidated balance sheets of Swift Transportation Company and subsidiaries (the Company) as of December 31, 2011 and 2010, and the related consolidated statements of operations, stockholders’ equity (deficit), comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2011, and the effectiveness of internal control over financial reporting as of December 31, 2011, incorporated herein by reference. As discussed in Note 10 to the consolidated financial statements, the Company adopted on January 1, 2010 the provisions of Accounting Standards Update No. 2009-16, Accounting Transfers of Financial Assets, included in FASB ASC Topic 860, Transfers and Servicing.

/s/ KPMG LLP

Phoenix, Arizona
May 7, 2012